Exhibit 99.1

Scorpio Tankers Inc. Announces Closing of Follow-On Public Offering and Closing of Underwriters’ Option to Purchase Additional Shares

MONACO -- (Marketwire) – May 18, 2011 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company" or "Scorpio Tankers") announced today that it has closed on its previously announced sale of 6,000,000 shares of common stock from its follow-on public offering and also closed on the underwriters’ over-allotment option to purchase 900,000 additional common shares at the offering price of $10.50 per share.  The Company received net proceeds of approximately $68.4 million, after deducting underwriters' discounts and offering expenses from the follow-on offering and the exercise of the underwriters’ option.  Following the issuance of the 6,900,000 shares of common stock in this offering, the Company has a total of 31,824,913 shares of common stock issued and outstanding.

Morgan Stanley & Co. Incorporated acted as the sole bookrunning manager and Dahlman Rose & Company, LLC, Evercore Group L.L.C. and Fearnley Fonds ASA acted as co-managers in the offering.

Copies of the final written prospectus may be obtained from Morgan Stanley & Co. Incorporated at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department or by e-mailing prospectus@morganstanley.com, or from Dahlman Rose & Company, LLC at 142 West 57th Street, 18th Floor, New York, NY 10019 or by calling 1 866 718-1649 or by e-mailing prospectus@dahlmanrose.com.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide.  Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, four Handymax tankers, two MR tankers, and one post-Panamax tanker with an average age of 5.3 years.  Additional information about the Company is available at the Company's website www.scorpiotankers.com

Scorpio Tankers Inc.
212-542-1616